UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42684

Rubico Inc.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens - Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

On July 20, 2026 and July 24, 2026, the Registrant issued press releases, copies of which are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

Exhibit 99.1. Press release dated July 20, 2026.

Exhibit 99.2. Press release dated July 24, 2026.

The information contained in this Report is hereby incorporated by reference into the Registrant’s registration statement on Form F-3 (File No. 333-297207).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rubico Inc.
(Registrant)

Date: July 24, 2026	/s/ Nikolaos Papastratis
Nikolaos Papastratis
Chief Financial Officer